Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation, as amended by Amendment No. 1 dated November 21, 2017 and Amendment No. 2 dated December 16, 2017.

The following is a copy of an internal communication that was emailed to Impax employees on February 1, 2018.

Answering Your Questions about the Proposed Senior Leadership Team and Combination
Last week we announced the proposed senior leadership team for the Amneal + Impax combination, which will be effective upon the close of the transaction. Following this announcement, colleagues across our company had various questions. We distilled the questions to common themes and have provided responses here. Please continue to submit your questions to CorpComm@impaxlabs.com.
Q: Last week’s proposed senior leadership announcement included four Impax colleagues. Can we expect to see more Impax talent named in subsequent organization structures?
When the two companies combine as currently expected in the first half of this year, the new Amneal will have enhanced capabilities and new opportunities in a challenging and ever-changing healthcare market. To make sure the combined company is best positioned for success, the new Amneal will build upon the existing strengths of both companies while also leveraging change to introduce new levels of organizational flexibility and performance. The proposed senior leadership team reflects that commitment, with a strong mix of internal as well as outside talent. Following last week’s announcement, Rob Stewart met with his proposed leadership team and challenged leaders to build their combined functional organization in the same spirit. As a result, we expect to see subsequent organization structures with a mix of the best internal talent along with some outside talent.
Q: How can colleagues demonstrate their desire to be part of the new organization?
Combinations can be distracting for colleagues from both companies. The best way to demonstrate your desire to be part of the new organization is to continue to stay focused on your individual role, on driving priorities and on bringing your best self to work every day. Over the coming weeks, the proposed senior leaders will work with existing functional leadership at

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Amneal and Impax to consider capabilities and talent. Proposed combined organizational structures will be communicated as they are finalized.
Q: Will there be severance for those colleagues without a role in the combined company? What happens to Restricted Stock Awards (RSAs)?
Combining two companies typically results in at least some redundancies across various functions. While too early to define the functional areas that may be impacted in the Amneal + Impax combination, both companies are committed to treating affected individuals with dignity. For those of our colleagues who will not have a role in the combined company, Impax will provide severance pay and other benefits, consistent with the terms, conditions, eligibility, and plan provisions previously communicated. More specific details will be provided to individuals as appropriate.
For those colleagues with restricted stock awards and stock options, pursuant to the terms of the Business Combination Agreement, all unvested RSAs and stock options outstanding immediately prior to the effective date of the merger will fully vest and be exchanged subject to any required tax withholding on such vesting - into shares of Class A common stock of the new publicly traded combined company (with respect to RSAs) and for options to acquire a number of shares of Class A common stock of the new publicly traded combined company (with respect to options) . Note that the accelerated vesting of RSAs and stock options applies only to those unvested RSAs and stock options outstanding immediately prior to the closing. Unless otherwise provided in a separation agreement or other agreement with the company, if an employee leaves prior to the closing date, his/her unvested RSAs and stock options will be forfeited and cancelled upon such employee’s termination of services with Impax in accordance with the terms of the Impax equity incentive plan.
Q: With the combined company headquarters to be located in Amneal’s Bridgewater, NJ offices, what will happen to the corporate functions at Hayward, CA and Fort Washington, PA?
The Amneal Bridgewater office was selected because of its proximity to the proposed senior leadership team and because the office building has space available for future expansion, if needed. To anticipate the needs of a combined administrative capability, Amneal is acquiring an additional floor in the building. The functions that will be located in Bridgewater have not yet been defined because the combined organizational structures are just now in the process of being created. As the proposed leadership teams build their functional organizations and decisions are made about the location of these functions, we will share them with colleagues at both companies.
Q: Last week, Amneal also announced the expansion of its Long Island, NY plant. Some of the articles referenced the expansion as preparation for accepting Impax products as part of the combination. Have decisions been made about the location of Impax products post close?
Amneal’s announcement last week referenced the company’s intended expansion of its Long Island, NY plant as a result of that plant being near capacity, and to accommodate higher sales of the products manufactured there. Amneal’s Long Island, NY plants have long served as a key component of Amneal’s manufacturing network, and Amneal has been making regular investments in expanding those assets over the last few years as normal course of business.

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In preparing for the combination, the tech ops integration planning teams have been working to draft a proposed tech ops strategy for the combined company. The teams have been reviewing capabilities, capacities and costs for products and plants at both Amneal and Impax as part of the pre-closing integration planning. With Rob Stewart just now joining Amneal and the consideration of a combined tech ops leader still underway, formal decisions about Impax and Amneal products and plants have not yet been made. More details will be shared once decisions are made.
Business as Usual
The Amneal + Impax transaction continues to progress and we anticipate the transaction will close in the first half of 2018. In the meantime, we continue to operate as separate companies and competitors. We ask for the support of all colleagues in driving our standalone business goals as well as our pre-close integration planning efforts.
We will keep you updated as we reach key milestones and make additional decisions about the combined company.
Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation, as amended by Amendment No. 1 dated November 21, 2017 and Amendment No. 2 dated December 16, 2017. In connection with the proposed transaction, Holdco filed a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”) on November 21, 2017, Amendment No. 1 to the registration statement filed on December 29, 2017 and Amendment No. 2 to the registration statement filed on January 23, 2018. A definitive proxy statement/prospectus will be delivered as required by applicable law after the registration statement on Form S-4 is declared effective by the SEC. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended December 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/

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prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could

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have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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